UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    000-20995

                                  CUSIP NUMBER
                                   05462R 20 9



(Check one): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR

             For Period Ended: March 31, 2005
                               -------------------------------------------------

             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             |_| For the Transition Period Ended:
                                                  ------------------------------

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Axtive Corporation
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

5001 LBJ Freeway, Suite 275
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Address of Principal Executive Office (Street and Number)

Dallas, TX 75244
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Axtive Corporation has been unable to complete the preparation of its Quarterly Report on Form 10-QSB for the three months ended March 31, 2005 ("Quarterly Report") within the required time period, without unreasonable effort or expense, due to unanticipated delays in assembling all information required to prepare, and be included in, the Quarterly Report, including, without limitation, Axtive Corporation's consolidated financial statements as of and for the three months ended March 31, 2005.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Graham C. Beachum II              972          560-6328
      ----------------------------------  ------------  ------------------
                   (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                               |X| Yes  |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                 |X| Yes  |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Axtive Corporation expects to report net sales of $1.3 million and a net loss of $859,000 for the three months ended March 31, 2005.

                                Axtive Corportion
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 16, 2005                   By  /s/ Graham C. Beachum II
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                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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